

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 11, 2009

Mr. Peter Flueck
Principal Executive Officer
Brookmount Explorations, Inc.
1465 Slater Road
Ferndale, Washington 98148

> **Re: Brookmount Explorations, Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2008**
> **Filed March 2, 2009**
> **File No. 0-32181**

Dear Mr. Flueck:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief